                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                         SERVICEWARE TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    81703Q109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Scott D. Elliott, Esq.
                       Orrick, Herrington & Sutcliffe LLP
                                 1000 Marsh Road
                              Menlo Park, CA 94025
                                 (650) 614-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 22, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         (Continued on following pages)

                                  SCHEDULE 13D



CUSIP NO.  81703Q109



1               NAME OF REPORTING PERSONS.
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                KANISA INC.
--------------- ---------------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (1)        (a) [ ]
                                                                                               (b) [ ]
--------------- ---------------------------------------------------------------------------------------
3               SEC USE ONLY
--------------- ---------------------------------------------------------------------------------------
4               SOURCE OF FUNDS (SEE INSTRUCTIONS)

                OO
--------------- ---------------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                ITEMS 2(d) OR 2(e)                                                                 [ ]

--------------- ---------------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE
----------------------- ------ ------------------------------------------------------------------------
  Number of             7      SOLE VOTING POWER
  Shares
  Beneficially                 0
  Owned by              ------ ------------------------------------------------------------------------
  Each                  8      SHARED VOTING POWER
  Reporting
  Person                       27,899,291 SHARES (1)
  With                  ------ ------------------------------------------------------------------------
                        9      SOLE DISPOSITIVE POWER

                               0
                        ------ ------------------------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               0
--------------- ---------------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                27,899,291 SHARES (1)
--------------- ---------------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES              [ ]
--------------- ---------------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                49.3% (2) (SEE ITEM 5 BELOW)
--------------- ---------------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                CO
--------------- ---------------------------------------------------------------------------------------

(1) Beneficial ownership of the common stock referred to herein is being reported hereunder solely because Kanisa Inc. ("Kanisa") may be deemed to beneficially own such shares as a result of the Voting Agreement described in Item 4 below. Neither the filing of this statement on
         Schedule 13D nor any of its contents shall be deemed to constitute an admission by Kanisa that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The calculation of the foregoing percentage is based on 52,510,452 shares of ServiceWare Technologies, Inc. ("ServiceWare") common stock outstanding as of December 22, 2004, as represented by ServiceWare in the Merger Agreement (defined in Item 4 below) and the 4,113,250 shares of ServiceWare common stock subject to options and warrants held by certain ServiceWare stockholders which are exercisable within 60 days of November 12, 2004. See Item 5 below.

         This Amendment No. 2 to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on January 3, 2005, as amended by Amendment No. 1 filed with the SEC on January 10, 2005 (the "Schedule 13D"), on behalf of Kanisa Inc. relating to Issuer Common Stock, amends and restates the Schedule 13D in its entirety to reflect the increase in the number shares of Issuer Common Stock subject to the Voting Agreement as a result of a correction to the number of shares of Issuer Common Stock beneficially held by and as reported by various entities affiliated with C.E. Unterberg Towbin Holdings Inc. as set forth on Schedule II attached hereto. The aggregate number of Issuer Common Stock shares subject to the Voting Agreement is 27,899,291 shares (of which 4,113,250 shares are subject to options and warrants held by Stockholders which are exercisable within 60 days of November 12, 2004), representing approximately 49.3% of the outstanding shares of Issuer Common Stock as set forth below. Capitalized terms used in this paragraph and not otherwise defined shall have the same meanings ascribed to them below.

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this statement on Schedule 13D relates is common stock, par value $0.01 per share (the "Common Stock"), of ServiceWare Technologies, Inc., a Delaware corporation ("Issuer"). The principal office of Issuer is located at One North Shore Centre, 12 Federal Street, Suite 503, Pittsburgh, Pennsylvania 15212.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed on behalf of Kanisa Inc., a Delaware corporation ("Kanisa"), with its principal executive office located at 10201 Torre Avenue, Suite 350, Cupertino, California 95014. Kanisa provides service resolution management applications that automate the resolution process across multiple channels including contact centers, service portals and web sites.

         Set forth in Schedule I attached hereto is (i) the name of each of the executive officers and directors of Kanisa, (ii) the residence or business address of each of the executive officers and directors of Kanisa, (iii) present principal occupation or employment, if any, of each of the executive officers and directors of Kanisa, and (iv) the name, principal business and address of any corporation or other organization in which such employment is conducted, in each case as of the date hereof. To the knowledge of Kanisa, each of the individuals set forth on Schedule I attached hereto is a citizen of the United States.

         During the past five years, neither Kanisa nor, to Kanisa's knowledge, any person named in Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the past five years, neither Kanisa nor, to Kanisa's knowledge, any person named in Schedule I attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As an inducement for Kanisa to enter into the Merger Agreement described in Item 4 below and in consideration thereof, certain stockholders of Issuer identified in Item 4 below entered into a Voting Agreement, dated as of December 22, 2004 (the "Voting Agreement"), with respect to an aggregate of 27,899,291 shares of Issuer Common Stock.

         Kanisa has not paid, and does not expect to pay, additional consideration in connection with the execution and delivery of the Voting Agreement. For a description of the Voting Agreement see Item 4 below, which description is incorporated by reference herein.

ITEM 4.  PURPOSE OF TRANSACTION.

         Issuer, SVCW Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Issuer ("Merger Sub"), and Kanisa entered into an Agreement and Plan of Merger, dated as of December 22, 2004 (the "Merger Agreement"). Pursuant to the Merger Agreement, Merger Sub will be merged with and into Kanisa with Kanisa continuing as the surviving corporation and a wholly owned subsidiary of Issuer (the "Merger"). As a result of the Merger, all outstanding capital stock of Kanisa will be automatically converted into the right to receive (i) approximately 35,000,000 shares of the validly issued, fully paid and nonassessable shares of Issuer Common Stock, and (ii) warrants to purchase 4,239,231 shares of Issuer Common Stock at an exercise price of $0.72 per share which will expire in January 2009, each based on an exchange ratio determined in accordance with Kanisa's charter documents.

         Concurrently with the execution of the Merger Agreement, Kanisa entered into the Voting Agreement with the persons set forth on Schedule II attached hereto, which is incorporated by reference herein (collectively, the "Stockholders"). Pursuant to the Voting Agreement, the Stockholders agreed to vote their shares of Issuer Common Stock (i) in favor of the approval and adoption of the Merger Agreement, the Merger and the other actions contemplated thereby, (ii) against approval of any proposal made in opposition to or in competition with the consummation of the Merger, including any Acquisition Proposal or Superior Offer (each as defined in the Merger Agreement), and (iii) against approval of any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement under the Merger Agreement or of the Stockholder under the Voting Agreement.

         Pursuant to the Voting Agreement, each Stockholder irrevocably appointed certain executive officers of Kanisa (Bruce Armstrong and Mark Angel) as its lawful attorneys and proxies. The proxies give such executive officers of Kanisa a limited right to vote each of the shares of Issuer Common Stock beneficially owned by the Stockholders (other than shares of Issuer Common Stock subject to unexercised options and warrants), prior to the expiration of the

Voting Agreement. Subject to certain limited exceptions, the Stockholders are prohibited from transferring any of such shares and from making any offer or agreement relating thereto at any time prior to the expiration of the Voting Agreement. Each Stockholder and the number of shares of Issuer Common Stock beneficially owned by each of them is set forth in Schedule II attached hereto, which is incorporated herein by reference.

         The Voting Agreement terminates upon the earlier to occur of (i) the Effective Time (as defined in the Merger Agreement) of the Merger, and (ii) such date and time as the Merger Agreement shall have been terminated pursuant to the terms of the Merger Agreement.

         Upon the consummation of the Merger, Kent Heyman will be appointed non-executive Chairman of the Board of Directors of Issuer. Kanisa will have the right to designate three of the seven members of the Issuer's Board of Directors and has designated Bruce Armstrong, David Schwab and Tom Shanahan to be appointed to the Board upon consummation of the Merger. Bruce Armstrong will be appointed Chief Executive Officer of Issuer, Scott Schwartzman appointed Chief Operating Officer of Issuer and Mark Angel appointed Chief Technology Officer of Issuer.

         References to, and the descriptions of, the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to the complete text of such agreements, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) As a result of the Voting Agreement, Kanisa may be deemed to be the beneficial owner of at least 27,899,291 shares of Issuer Common Stock. 4,113,250 of the 27,899,291 shares are not currently issued and outstanding but are issuable upon the exercise of outstanding options and warrants which are exercisable within 60 days of November 12, 2004. Such shares constitute approximately 49.3% of the outstanding shares of Issuer Common Stock, based on the 52,510,452 shares of Issuer Common Stock outstanding on December 22, 2004 (as represented by Issuer in the Merger Agreement) and the 4,113,250 shares of Issuer Common Stock subject to options and warrants held by the Stockholders which are exercisable within 60 days of November 12, 2004.

                  Certain executive officers of Kanisa have the power to vote up to 27,899,291 shares of Issuer Common Stock for the limited purposes described above under the Voting Agreement. Such executive officers of Kanisa do not have the power to dispose or to direct the disposition of any such shares of Issuer Common Stock pursuant to the Voting Agreement. Other than the limited voting rights described in Items 3 and 4 above, such executive officers of Kanisa (i) are not entitled to any rights as a stockholder of Issuer as to the shares of Issuer Common Stock covered by the Voting Agreement, and (ii) disclaim any beneficial ownership of the shares of Issuer Common Stock which are covered by the Voting Agreement.

         (c) To Kanisa's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule I attached hereto. Neither Kanisa nor, to Kanisa's knowledge, any person named in Schedule I attached hereto, has effected any transaction in Issuer Common Stock during the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the Merger Agreement, the Voting Agreement or as described in the Merger Agreement, to the knowledge of Kanisa, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such person and any other person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit No.  Description
     -----------  -----------

         1 Agreement and Plan of Merger, dated as of December 22, 2004, by and among ServiceWare Technologies, Inc., SVCW Acquisition,
                  Inc. and Kanisa Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K of ServiceWare filed on December 29, 2004)

         2        Form of Voting Agreement, made and entered into as of December
                  22, 2004, by and among ServiceWare Technologies, Inc., Kanisa
                  Inc. and certain of their stockholders (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K of ServiceWare filed on December 29, 2004)

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 14, 2005
        ---------------------

                                    KANISA INC.

                                    By: /s/ Bruce W. Armstrong
                                        ---------------------------------------
                                        Bruce W. Armstrong
                                        President, Chief Executive Officer

                                   SCHEDULE I

                 EXECUTIVE OFFICERS AND DIRECTORS OF KANISA INC.


Executive Officers and Employee Directors
-----------------------------------------

       Name                            Occupation                            Business Address
       ----                            ----------                            ----------------

       Bruce W. Armstrong              President and Chief Executive         10201 Torre Avenue, Suite 350
                                       Officer                               Cupertino, California 95014

       Mark Angel                      Chief Technology Officer              10201 Torre Avenue, Suite 350
                                                                             Cupertino, California 95014

       Paul Machle                     Vice President, Finance               10201 Torre Avenue, Suite 350
                                                                             Cupertino, California 95014

       Richard Nieset                  Vice President, Sales                 10201 Torre Avenue, Suite 350
                                                                             Cupertino, California 95014


Outside Directors
-----------------

       Name                             Occupation                            Business Address
       ----                             ----------                            ----------------
       David Schwab                     Managing Director                     2884 Sand Hill Road, Suite 100
                                        Sierra Ventures                       Menlo Park, California 94025

       Thomas P. Shanahan               General Partner                       3000 Sand Hill Road
                                        Needham Capital Partners              Building 2, Suite 190
                                                                              Menlo Park, California 94025

       Jim Timmins                      Partner                               2300 Geng Road, Suite 220
                                        NIF Ventures                          Palo Alto, California 94303

       Bob Todd, Jr.                    General Partner                       180 Lytton Avenue
                                        Red Rock Ventures                     Palo Alto, California 94301

                                   SCHEDULE II

                 ISSUER STOCKHOLDERS SUBJECT TO VOTING AGREEMENT


Name                                                                            No. of Shares Beneficially Owned
----                                                                            --------------------------------

Robert Hemphill, Jr.                                                                             285,000

Kent Heyman                                                                                    1,483,791

Bruce Molloy                                                                                   1,724,234

Scott Schwartzman                                                                              1,012,844

Thomas Unterberg                                                                               3,213,533

Timothy Wallace                                                                                  510,700

C.E. Unterberg, Towbin Capital Partners I, L.P.                                                1,871,680

C.E. Unterberg, Towbin LLC                                                                     6,723,503

C.E. Unterberg, Towbin Private Equity Partners II, L.P.                                        1,226,608

C.E. Unterberg, Towbin Private Equity Partners II-Q, L.P.                                      8,797,398

UT Technology Fund Ltd                                                                            84,000

UT Technology Partners I, L.P.                                                                   840,000

UT Technology Partners II, L.P.                                                                  126,000

                                  EXHIBIT INDEX



    Exhibit No.   Description
    -----------   -----------

         1 Agreement and Plan of Merger, dated as of December 22, 2004, by and among ServiceWare Technologies, Inc., SVCW Acquisition,
                  Inc. and Kanisa Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K of ServiceWare filed on December 29, 2004)

         2        Form of Voting Agreement, made and entered into as of December
                  22, 2004, by and among ServiceWare Technologies, Inc., Kanisa
                  Inc. and certain of their stockholders (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K of ServiceWare filed on December 29, 2004)